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                              September 15, 2021

       Chongyi Yang
       Chief Executive Officer
       CHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.
       Room 1907, No. 1038 West Nanjing Road
       Westagate Mall
       Jing   An District, Shanghai, China 200041

                                                        Re: CHINA CHANGJIANG
MINING & NEW ENERGY COMPANY, LTD.
                                                            Registration
Statement on Form 10
                                                            Filed August 18,
2021
                                                            File No. 000-05474

       Dear Mr. Yang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form 10 filed August 18, 2021

       Business, page 2

   1.                                                   Provide prominent
disclosure about the legal and operational risks associated with your intention of being
based in or having the majority of the company   s operations in China.
                                                        Your disclosure should
make clear whether these risks could result in a material change in your operations and/or
the value of your common stock or could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless. Your disclosure should address how
recent statements and regulatory actions by China   s government, such
                                                        as those related to the
use of variable interest entities and data security or anti-monopoly concerns, has or may
impact the company   s ability to conduct its business, accept foreign
 Chongyi Yang
FirstName LastNameChongyi  Yang& NEW ENERGY COMPANY, LTD.
CHINA CHANGJIANG       MINING
Comapany 15,
September NameCHINA
              2021      CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.
September
Page 2    15, 2021 Page 2
FirstName LastName
         investments, or list on an U.S. or other foreign exchange. Your disclosure should address, but not necessarily be limited to, the risks highlighted in this section.
2. In the forepart of your risk factors, disclose the risks that your corporate structure and
         being based in or having the majority of the company   s operations in
China poses to
         investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State whether you are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of your ' operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
4. Provide a clear description of how cash is transferred through your organization. Quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.
         Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.
Risk Factors, page 6

5.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. In light of recent events indicating greater oversight by the Cyberspace Administration of
 Chongyi Yang
CHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.
September 15, 2021
Page 3
      China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and common stockand to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
General

7. It appears from your filing history that you have already registered your common stock under Section 12(g) of the Exchange Act and that it has not yet been deregistered. As such, it is unclear why you are now attempting to register that class of securities again.
      Please advise or withdraw this registration statement. Likewise, given the prior registration, it appears you are delinquent in your Exchange Act reporting obligations.
      Please advise of your intent to file overdue reports.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker, Office Chief, at (202)
551-3611 with any other questions.



                                                             Sincerely,
FirstName LastNameChongyi Yang
                                          Division of Corporation Finance
Comapany NameCHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.
                                          Office of Manufacturing
September 15, 2021 Page 3
cc:       Rhonda Keaveney
FirstName LastName